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                                                      EXHIBIT 1

March 31, 1997




The Board of Directors
Physician Corporation of America
Miami, Florida

Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by Physician Corporation of America on or about March 31, 1997, which contains notification of the registrant's inability to file its Form 10-K by March 31, 1997. We have read the Company's statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the consolidated financial statements for the year ended December 31, 1996, to be included in Form 10-K.

Very truly yours,




KPMG Peat Marwick LLP